INTERNATIONAL LAND ALLIANCE
350 10th Ave
Suite 1000
San Diego, CA 92101
(877) 661-4811

April 13, 2017

David Lin
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 4720

Re:      International Land Alliance, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-209484

Amendment No. 3 to the Company's Registration Statement has been filed with the Commission.  This letter provides the Company's responses to the comments received from the staff by letter dated February 17, 2017.   The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter.

1.         The MD&A discussion has been expanded in response to this comment.  In accordance with Item 303(a) of Regulation S-K, where there were material changes in line items from period to period the underlying reasons for the changes have been discussed.

2.

•	Comment complied with.
•	Comment complied with.
•	Comment complied with.
•
ASC 605-50-45-3 provides, in part, the following:

"If the consideration consists… of equity instruments the cost of the consideration shall be characterized as an expense (as opposed to a reduction of revenue) when recognized in the vendor's income statement.  That is, the free item is a deliverable in the exchange transaction and not a refund or rebate of a portion of the amount charged to the customer."

3.         Comment complied with.

4.         Comment complied with.

5.         Comment complied with.

6.         Comment complied with.

7.         Comment complied with.

8.

•	Comment complied with.
•	Comment complied with.

9.         Company plans to file audited financial statements for the period ending December 31, 2016 as soon the audit is completed by the company's new independent auditor

10.       The shares of common stock issued in connection with lot sales in the Oasis Park Resort were issued to purchasers of the lots.  In some cases, persons that purchased lots also purchased shares of the Company's common stock for cash.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

/s/ Jason Sunstein

Jason Sunstein